Classic Value

On August 19, 2011, a Special Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.
Proposal 1 – To approve the proposed reorganization of the Fund into Wells Fargo Advantage Equity Value Fund, a series of Wells Fargo Trust, a Delaware statutory trust:

Shares voted "For" 16,059,373
Shares voted "Against" 1,511,128
Shares voted "Abstain" 2,317,586

Core Equity

On August 19, 2011, a Special Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.
Proposal 1 – To approve the proposed reorganization of the Fund into Wells Fargo Advantage Opportunity Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:

Shares voted "For" 11,700,374
Shares voted "Against" 764,665
Shares voted "Abstain" 2,279,260

Disciplined US Core Fund

On August 19, 2011, a Special Meeting of Shareholders for the Fund was held to consider the following proposal. The result of the proposal is indicated below.
Proposal 1 – To approve the proposed new Sub-Advisory Agreement with Golden Capital Management, LLC:
Shares voted "For" 19,687,656
Shares voted "Against" 369,751
Shares voted "Abstain" 661,278

Disciplined Value Fund

On August 19, 2011, a Special Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.
Proposal 1 – To approve the proposed reorganization of the Fund into Wells Fargo Advantage Large Company Value Fund, a series of Wells Fargo Funds Trust, a Delaware statutory trust:
Shares voted "For" 17,680,981
Shares voted "Against" 358,499
Shares voted "Abstain" 553,301